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The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com

News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THOMSON REPORTS SECOND-QUARTER 2002 RESULTS

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, August 1, 2002 — The Thomson Corporation (NYSE: TOC; TSX: TOC) today reported second-quarter 2002 revenues and earnings before interest, tax, depreciation and amortization (EBITDA) in line with the Corporation's expectations.

        Revenues from ongoing businesses were $1.8 billion, an increase of 11% over the second quarter of 2001. EBITDA from ongoing businesses also increased 11% to $424 million.

        Earnings attributable to common shares were $91 million, or $0.14 per common share, for the quarter, compared to $117 million, or $0.19 per common share, in the year-earlier period. Second quarter 2002 results reflect the benefit from a new accounting standard eliminating amortization of goodwill. On a comparable accounting basis, and after adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations for the second quarter of 2002 were $94 million, or $0.15 per common share, compared to $135 million, or $0.22 per common share, for the second quarter of 2001. The decrease in adjusted earnings was primarily due to dilution from the acquisition of select Harcourt businesses, including higher interest and amortization costs, and a $12 million, or $0.02 per share, write-down of an equity investment.

        "The second quarter was eventful for Thomson as we completed our NYSE listing and offering of Thomson common shares, providing the Corporation a meaningful long-term presence in the U.S. equities markets," stated Richard J. Harrington, president and chief executive officer of The Thomson Corporation. "Despite difficult market conditions during this period, Thomson produced solid gains in revenue as we continued to expand opportunities to serve our customers, laying the foundation for increased profitability."

Second-Quarter Business Highlights:

  •
  Legal and Regulatory revenues grew 7% over the comparable 2001 period to $733 million and EBITDA grew 10% to $226 million. Overall results for the group benefited from acquisitions, such as BAR/BRI, and increased revenue and EBITDA growth within the tax and accounting sector, including double-digit revenue increases at Creative Solutions. Global online sales continued to grow, reflecting increased sales of Westlaw and significant growth in European online revenue. These results were partially offset by softness in the Business Information and News sector, declining global trademark searches, and reduced sales of CD Rom and print products.

  •
  Learning revenues increased 45%, largely reflecting contributions from Harcourt businesses acquired in July 2001. EBITDA increased 20% to $55 million in the quarter. These results include one-time integration charges and the seasonal loss from the Harcourt academic businesses that were not included in second-quarter results a year ago. Overall performance in the group benefited from efficiencies gained by integration initiatives in the higher education and international sectors. In addition, Thomson continued to bolster its corporate training business in the quarter, announcing that it will provide online learning solutions to employees of General Motors, and acquiring select e-learning assets from McGraw-Hill, adding to the Corporation's comprehensive set of enterprise-wide, end-to-end learning solutions globally. Thomson also recently announced an agreement with IBM that will combine IBM's

    e-learning technologies and services with Thomson learning products and services to jointly pursue the $18 billion market for corporate and government e-learning worldwide.

  •
  In the Financial group, revenue declined 3% to $389 million, reflecting continued weakness in the global financial markets. EBITDA increased 4% to $102 million, due to the significant efficiencies gained from leveraging initiatives and synergies realized from recent acquisitions. OMGEO, a joint venture with the Depository Trust & Clearing Corporation for global straight through processing and trade settlement, delivered solid revenue and margin gains. In the quarter, Thomson announced a partnership with Microsoft Corp. that further enhances Thomson First Call Analyst, an application built using Microsoft's suite of technology products, that provides integrated research and analysis solutions for institutional investment managers using a wide array of Thomson content sets. Thomson also introduced IRChannel.com v. 3, an Internet-based investor relations product, as well as Thomson Analytics, a web-based application that allows financial professionals to access comprehensive global financial data within a single web portal.

  •
  Scientific and Healthcare revenues and EBITDA both grew 15% over the comparable 2001 period to $185 million, and $39 million, respectively. Revenue growth was driven by increased sales at ISI Web of Science, increased drug-information subscriptions within Micromedex; increased patent subscriptions from Derwent Geneseq and benefits from the Gardiner-Caldwell acquisition. Results were partially offset by lower revenues from advertising-sensitive primary care and speciality magazines.

        On June 12th, Thomson began trading on the NYSE under the ticker symbol TOC as part of a $1 billion primary and secondary public offering.

        Also during the quarter, Thomson recorded a non-cash, after-tax charge to retained earnings of $116 million with respect to its 20% interest in Bell Globemedia, reflecting the effect of the new accounting standard relating to goodwill.

Financial Outlook

        The Corporation's long-term financial targets are to achieve average annual revenue growth between 7% and 9% and to expand EBITDA margins. Thomson continues to expect revenue growth and EBITDA margins for 2002, excluding one-time Harcourt integration costs, to be in line with these long-term targets.

Dividend

        The directors of The Thomson Corporation today declared a dividend of 17.5 cents per common share, the same rate of dividend as paid on June 17, 2002. The dividend is payable on September 16, 2002 to holders of common shares of record on August 22, 2002.

Six Months Results

        Earnings attributable to common shares were $57 million, or $0.09 per common share, for the first six months of 2002, compared to $284 million, or $0.45 per common share, in the year-earlier period. Earnings for the first six months of 2002 reflect the benefit from a new accounting standard eliminating amortization of goodwill, while earnings for the first six months of 2001 included one-time gains principally associated with the sale of The Globe and Mail and Jane's Information Group. On a comparable accounting basis, and after adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations for the first six months of 2002 were $62 million, or $0.10 per common share, compared to $142 million, or $0.23 per common share, for the same six month period in 2001. The decrease in adjusted earnings for the first six months of 2002 was due primarily to dilution from the acquisition of select Harcourt businesses and a $12 million, or $0.02 per share, write-down of an equity investment. Due to the seasonal nature of certain businesses, principally within the Learning group, the Corporation's six-months results are not indicative of expectations for full-year performance.

The Thomson Corporation

        The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

# # #

Note: The Thomson Corporation will webcast a discussion of second-quarter results beginning at 10:30 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the "Investors" tab located at the top of the page.

        Note: Ongoing businesses exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Our results from continuing operations exclude the results of our discontinued newspaper operations. Earnings before interest, tax, depreciation, amortization and restructuring charges (EBITDA), and operating profit before amortization and restructuring charges (adjusted operating profit), are used by us to measure our operating performance, including our ability to generate cash flow. EBITDA, adjusted operating profit and related measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, net income, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. EBITDA and adjusted operating profit are included in our income statement, which allows you to reconcile them with standard GAAP measures.

        This news release, in particular the section under the heading "Financial Outlook," includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF EARNINGS

(millions of US dollars, except per common share data)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Revenues	1,809	1,635	3,471	3,132
Cost of sales, selling, marketing, general and administrative expenses	(1,386)	(1,250)	(2,820)	(2,520)

Earnings before interest, tax, depreciation, amortization and restructuring charges	423	385	651	612
Depreciation	(125)	(111)	(244)	(221)

Operating profit before amortization and restructuring charges	298	274	407	391
Amortization	(76)	(97)	(142)	(199)
Restructuring charges	—	(2)	(6)	(7)

Operating profit after amortization and restructuring charges	222	175	259	185
Net (losses) gains on disposals of businesses and investments	(4)	22	(1)	295
Net interest expense and other financing costs	(74)	(50)	(146)	(96)
Income taxes	(32)	(21)	(25)	(90)
Equity in losses of associates	(16)	(10)	(22)	(20)

Earnings before dividends declared on preference shares	96	116	65	274
Dividends declared on preference shares	(5)	(6)	(8)	(13)

Earnings from continuing operations	91	110	57	261
Earnings from discontinued operations	—	7	—	23

Earnings attributable to common shares	91	117	57	284

Basic and fully diluted earnings per common share:
— from continuing operations	$0.14	$0.18	$0.09	$0.42
— from discontinued operations	—	$0.01	—	$0.03

	$0.14	$0.19	$0.09	$0.45

Supplemental earnings information:
Earnings attributable to common shares, as above	91	117	57	284
Adjustments:
Earnings from discontinued operations	—	(7)	—	(23)
One time items:
Net (gains) losses on disposals of businesses and investments	4	(22)	1	(295)
Restructuring charges	—	2	6	7
Tax on above items	(1)	(6)	(2)	69
Effect of new accounting standard(1)	—	51	—	100

Adjusted earnings from continuing operations	94	135	62	142

Adjusted basic and fully diluted earnings per common share from continuing operations	$0.15	$0.22	$0.10	$0.23

Notes to consolidated statement of earnings

(1)
Represents the reduction of amortization, net of tax, of identifiable intangible assets and goodwill as if the new accounting standard was in effect in 2001.

BUSINESS SEGMENT INFORMATION

(millions of US dollars)
(unaudited)

	Three Months Ended June 30th			Six Months Ended June 30th
	2002	2001	change	2002	2001	change
Revenues:
Legal and Regulatory	733	688	7%	1,398	1,311	7%
Learning	451	312	45%	848	553	53%
Financial	389	403	-3%	781	803	-3%
Scientific and Healthcare	185	161	15%	354	318	11%
Corporate and other(1)	58	66	-12%	102	116	-12%
Intercompany eliminations	(11)	(7)		(20)	(16)

Total ongoing businesses	1,805	1,623	11%	3,463	3,085	12%
Disposals(2)	4	12		8	47

Total Revenues	1,809	1,635	11%	3,471	3,132	11%

EBITDA:(3)
Legal and Regulatory	226	206	10%	364	335	9%
Learning	55	46	20%	43	36	19%
Financial	102	98	4%	198	189	5%
Scientific and Healthcare	39	34	15%	72	62	16%
Corporate and other(1)	2	(2)		(24)	(12)

Total ongoing businesses	424	382	11%	653	610	7%
Disposals(2)	(1)	3		(2)	2

Total EBITDA	423	385	10%	651	612	6%

Adjusted Operating Profit:(4)
Legal and Regulatory	186	171	9%	285	262	9%
Learning	23	16	44%	(18)	(19)	5%
Financial	60	62	-3%	117	116	1%
Scientific and Healthcare	32	29	10%	59	50	18%
Corporate and other(1)	(2)	(5)		(33)	(17)

Total ongoing businesses	299	273	10%	410	392	5%
Disposals(2)	(1)	1		(3)	(1)

Total adjusted operating profit	298	274	9%	407	391	4%

Notes to business segment information for continuing operations

(1)
Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.

(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)
EBITDA is earnings before interest, tax, depreciation, amortization and restructuring charges.

(4)
Adjusted operating profit is operating profit before amortization and restructuring charges.

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CONSOLIDATED STATEMENT OF EARNINGS (millions of US dollars, except per common share data) (unaudited)
BUSINESS SEGMENT INFORMATION (millions of US dollars) (unaudited)